Prudential Financial InterNotes® , Due Six Months or More from Date of Issue

Filed under Rule 424(b)(2), Registration Statement No. 333-277590

Final Pricing Supplement No. 23 - Dated Monday,  June 16, 2025. To Prospectus Dated March 1, 2024 and Prospectus Supplement dated August 5, 2024

Investors should read this pricing supplement in conjunction with the Prospectus and Prospectus Supplement.

CUSIP Number	Aggregate Principal Amount	Selling Price	Gross Concession	Net Proceeds	Interest Type	Interest Rate	Payment Frequency	Maturity Date	1st Interest Payment Date	1st Interest Payment Amount	Survivor’s Option*	Product Ranking
74432BA81	$5,602,000.00	100.000%	0.825%	$5,555,783.50	Fixed	4.350%	Semi-Annual	06/15/2028	12/15/2025	$21.15	Yes	Senior Unsecured Notes

We will pay you interest on the notes on a Semi-Annual basis on Jun 15th and Dec 15th. The first such payment will be made on Dec 15, 2025. The interest rate per annum and stated maturity date are set out above. The regular record dates for your notes are each business day preceding each date on which interest is paid.

Any notes sold by the selling agents to securities dealers, or by securities dealers to certain other brokers or dealers, may be sold at a discount from the initial selling price up to 0.3000% of the principal amount.

Redemption Information: Non-Callable

Purchasing Agent: InspereX LLC Agents: BofA / Merrill Lynch, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

74432BA99	$8,631,000.00	100.000%	1.800%	$8,475,642.00	Fixed	5.300%	Semi-Annual	06/15/2035	12/15/2025	$25.76	Yes	Senior Unsecured Notes

Subject to our redemption right, we will pay you interest on the notes on a Semi-Annual basis on Jun 15th and Dec 15th. The first such payment will be made on Dec 15, 2025. The interest rate per annum and stated maturity date are set out above. The regular record dates for your notes are each business day preceding each date on which interest is paid.

Any notes sold by the selling agents to securities dealers, or by securities dealers to certain other brokers or dealers, may be sold at a discount from the initial selling price up to 0.9000% of the principal amount.

Redemption Information: Callable at 100.000% on 06/15/2027 and every interest payment date thereafter.

This tranche of Prudential Financial, Inc. InterNotes (CUSIP 74432BA99) will be subject to redemption at the option of Prudential Financial, Inc., in whole on the interest payment date occurring on 06/15/2027 and on any interest payment date thereafter at a redemption price equal to 100% of the principal amount of this tranche of Prudential Financial, Inc. InterNotes plus accrued and unpaid interest thereon, if any, upon at least 30 Calendar Days prior notice to the noteholder and the trustee, as described in the prospectus supplement.

Additional Information: The notes do not amortize and are not zero coupon or original discount notes.

Purchasing Agent: InspereX LLC Agents: BofA / Merrill Lynch, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

Offering Date: Monday, June 9, 2025 through Monday, June 16, 2025	Prudential Financial, Inc.
Trade Date: Monday, June 16, 2025 @ 12:00 PM ET	Prudential Financial Internotes®
Settle Date: Friday, June 20, 2025	Prospectus Dated March 1, 2024 and
Minimum Denomination/Increments: $1,000.00/$1,000.00	Prospectus Supplement Dated August 5, 2024
Initial trades settle flat and clear SDFS: DTC Book-Entry only
DTC Number 0235 via RBC Dain Rauscher Inc.

If the maturity date, redemption date or an interest payment date for any note is not a business day (as that term is defined in the prospectus), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the maturity date, redemption date or interest payment date (following unadjusted business day convention).

* The survivor’s option feature of your note is subject to important limitations, restrictions and procedural requirements further described on page S-32 of your prospectus supplement.

The Bank of New York will act as trustee for the Notes. Citibank, N.A., will act as paying agent, registrar and transfer agent for the Notes and will administer any survivor’s options with respect thereto.

In the opinion of John M. Cafiero, as counsel to Prudential Financial, Inc. (the Company), when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability related to affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of New Jersey and New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on officers of the Company and other sources as to certain factual matters, all as stated in the opinion of John M. Cafiero, dated August 5, 2024, filed in the Company’s Current Report on Form 8-K dated August 5, 2024 and incorporated by reference as Exhibit 5.2 to the Company’s registration statement on Form 3-ASR (File No. 333-277590).

InterNotes® is a registered trademark of InspereX Holdings LLC. All Rights Reserved.